Exhibit 99: Nature of Indirect Beneficial Ownership

David A. Tepper ("Mr. Tepper") is the sole stockholder of Appaloosa Partners Inc. ("API"). API is the general partner of, and Mr. Tepper owns a majority of the limited partnership interests of, Appaloosa Management L.P. (the "Manager"). The Manager is the general partner of Appaloosa Investment Limited Partnership I, a Delaware limited partnership ("AILP"), and acts as an investment advisor to Palomino Fund Ltd., a British Virgin Islands corporation ("Palomino" and, together with AILP, the "Purchasers"). Pursuant to a Plan of Reorganization entered into in connection with the bankruptcy case of NTL Europe, Inc. (f/k/a NTL Incorporated) (the "Company") under Chapter 11 of the United States Bankruptcy Code, on or about January 10, 2003, the Company distributed 2,352,232 shares of its common stock to AILP and 2,060,962 shares of its common stock to Palomino on account of various claims held by the Purchasers against the Company in that bankruptcy case. As a result of the sale by AILP of 140,415 shares of Company common stock, (i) each of Mr. Tepper, API and the Manager may be deemed to beneficially own indirectly 4,272,779 shares of Company common stock, and (ii) AILP now beneficially owns 2,211,817 shares of Company common stock. Palomino continues to own 2,060,962 shares of Company common stock.